As filed with the Securities and Exchange Commission on July 11, 2005
                                                   Registration No. 333 - 126011

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                    PRE-EFFECTIVE AMENDMENT NO.1 TO FORM F-6
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                   FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                ---------------

                           FOCUS MEDIA HOLDING LIMITED
   (Exact name of issuer of deposited securities as specified in its charter)

                                ---------------

                                       N/A
                   (Translation of issuer's name into English)

                                ---------------

                               THE CAYMAN ISLANDS
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                ---------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                ---------------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
  (Address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                   Copies to:

     Chris K. H. Lin, Esq.                          Herman H. Raspe, Esq.
Simpson, Thacher & Bartlett LLP             Patterson, Belknap, Webb & Tyler LLP
     ICBC Tower, 7th Floor                       1133 Avenue of the Americas
    3 Garden Road, Central                        New York, New York 10036
         Hong Kong SAR
             China

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                  |_|   immediately upon filing.
                                                  |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                       ----------------------------------

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------------
    Title of Each Class of               Amount to be         Proposed Maximum            Proposed Maximum              Amount of
  Securities to be Registered             Registered      Aggregate Price Per Unit*   Aggregate Offering Price**    Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each             N/A                    N/A                         N/A                       N/A
representing ten (10) ordinary
shares, par value US $0.00005 per
share, of Focus Media Holding Limited
------------------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      The Registrant hereby amends this Pre-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Pre-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Pre-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Pre-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                  Location in Form of American
                                                                  Depositary Receipt ("Receipt")
Item Number and Caption                                           Filed Herewith as Prospectus
-----------------------                                           ------------------------------
1.    Name of Depositary and address of its principal executive   Face of Receipt - Introductory Article.
      office

2.    Title of Receipts and identity of deposited securities      Face of Receipt - Top Center.

Terms of Deposit:

      (i)    The amount of deposited securities represented by    Face of Receipt - Upper right corner.
             one American Depositary Share ("ADSs")

      (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt - Paragraphs (16)
             securities                                           and (17).

      (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

      (iv)   The transmission of notices, reports and proxy       Face of Receipt - Paragraph (13);
             soliciting material                                  Reverse of Receipt - Paragraph (16).

      (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                  and (16).

      (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
             dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

      (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
             agreement                                            provision for extensions).

      (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
             transfer books of the Depositary and the list of
             holders of ADSs

      (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
             the underlying securities                            (7), (9) and (10).

                                                                  Location in Form of American
                                                                  Depositary Receipt ("Receipt")
Item Number and Caption                                           Filed Herewith as Prospectus
-----------------------                                           ------------------------------
      (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                  Reverse of Receipt - Paragraphs (19) and (20).

      (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraph (10).
             indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION                                     Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among Focus Media Holding Limited, (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued thereunder ("Deposit Agreement"). -- As filed as Exhibit (a) hereto.

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Previously filed as Exhibit (d) to the Registration Statement on Form F-6 (Reg. No. 333-126011), filed with the Commission on June 21, 2005.

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages to the Registration Statement on Form F-6 (Reg. No. 333-126011), previously filed with the Commission on June 21, 2005.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Focus Media Holding Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 8th day of July 2005.

                              Legal entity created by the Deposit Agreement under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing ten (10) ordinary shares, par value US$0.00005 per share, of Focus Media Holding Limited.

                              CITIBANK, N.A., solely in its capacity as Depositary


                              By: /s/ Susan A. Lucanto
                                  ----------------------------------------------
                                  Name:  Susan A. Lucanto
                                  Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Focus Media Holding Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Denver, CO on July 11, 2005.

                              FOCUS MEDIA HOLDING LIMITED


                              By: /s/Jason Nanchun Jiang
                                  ----------------------------------------------
                                  Name:  Jason Nanchun Jiang
                                  Title: Chairman and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on July 11, 2005.

Signature                                   Title
---------                                   -----


/s/Jason Nanchun Jiang                      Chairman and Chief Executive Officer
--------------------------------            (Principal Executive Officer)
Jason Nanchun Jiang


*                                           Vice Chairman
--------------------------------
Eric Rosenkranz


*                                           Director
--------------------------------
Jimmy Wei Yu


                                            Director
--------------------------------
Fumin Zhuo


                                            Director
--------------------------------
Neil Nanpeng Shen


                                            Director
--------------------------------
Ted Sun


*                                           Director
--------------------------------
Shangzhi Wu


*                                           Director
--------------------------------
Joyce I-Yin Hsu


/s/ Daniel Mingdong Wu                      Chief Financial Officer
--------------------------------            (Principal Financial Officer)
Daniel Mingdong Wu


/s/ July Lilin Wang                         Chief Accounting Officer
--------------------------------
July Lilin Wang

Signature                                   Title
---------                                   -----


*By: /s/Jason Nanchun Jiang
--------------------------------
     Jason Nanchun Jiang
     Attorney-in-Fact

           Signature of Authorized Representative in the United States

      Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Focus Media Holding Limited, has signed this registration statement or amendment thereto in Newark, Delaware, on July 11, 2005.

                                            Puglisi & Associates


                                            By: /s/ Donald J. Puglisi
                                                --------------------------------
                                                Name:  Donald J. Puglisi
                                                Title: Managing Director

                                Index to Exhibits

                                                                   Sequentially
Exhibit     Document                                               Numbered Page
-------     --------                                               -------------

(a)         Form of Deposit Agreement

(d)         Previously filed